PRESS RELEASE

Klondex Announces First Quarter 2014 Results

• Reports 16,052 AuEq ounces recovered

• Successfully integrates Midas mine and mill into Company operations

Vancouver, BC – May 13, 2014 – Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) ("Klondex" or the "Company") today announces it has filed its unaudited consolidated financial results for the first quarter ending March 31, 2014. In the first quarter 2014, the Company realized revenue from sales of precious metals for the first time in its history through its income statement. Klondex’s full financial results for the first quarter are available on SEDAR, at www.sedar.com, and also have been posted on the Company’s web site at www.klondexmines.com. Dollar amounts are in Canadian dollars unless otherwise stated. A conference call will be held tomorrow at 10:30 am EST; details are at the bottom of this press release.

Paul Huet, Klondex President and CEO, stated, “In the first quarter, we made significant progress with our strategy to build Klondex into a leading integrated precious metals producer. In February, we acquired and successfully integrated the Midas mine and mill into Klondex’s operations, providing a strong platform for growth and creating value for our shareholders. We are pleased with the acquisition of the Midas mine and mill and remain on track to achieve free cash flows this year, and to process 43,500 AuEq ounces from Fire Creek in 2014, as set out in our recently announced independent preliminary economic assessment, in addition to production from the Midas mine.”

First Quarter Highlights
	Units	Q1 2014
Gold equivalent production	Ounces	16,052
Total mineralized material mined	Tons	22,370
Recovery	Au	94.5%
Recovery	Ag	94.3%
Revenue		$2,626,573
Net Income (loss)		$(2,411,623)
Cash		$7,638,711
Working Capital		$2,054,260

The table below summarizes the activity for the first quarter of 2014:

Gold Equivalent Ounces
Recovered	16,052

Distribution of produced ounces
Fire Creek revenue (sold) applied to mineral properties	2,438
Midas revenue (sold)	1,849
Finished goods, dore & refined metal	9,148
Work-in-process	2,617
Total	16,052

Suite 304, 595 Howe Street, Vancouver, BC V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

Financial Highlights
For the three months ended March 31, 2014, the Company received payment of $3.3 million (US$3.0 million) from the sale of 2,439 ounces of gold delivered to the Midas mill in 2013. This amount was reported as sale of mineralized material and credited to the carrying value of Fire Creek mineral properties. The Company also sold 930 ounces of gold and 58,053 ounces of silver from Midas that were recorded as revenue. At March 31, 2014, the Company had finished goods and work-in-process inventory of 11,765 gold equivalent ounces which we anticipate will generate approximately $15 million in cash flow for use in operations. Subsequent to the quarter, in early April, the Company recorded revenue and received payment of US$8.7 million for 6,620 ounces of gold sold under Fire Creek’s gold supply agreement for its March refined gold production.

The production costs for the quarter were $1.7 million or $906 per gold equivalent ounce. Production costs per gold equivalent ounce is a non-IFRS measure and is discussed below. The depreciation and depletion costs were $1.7 million. The gross profit was $0.7 million.

General and administrative expenses in the quarter were $2.2 million (2013 Q1 - $1.0 million). The increase in general and administrative expenses was mainly due to an increase in employee and sharebased compensation (principally for additional personnel), legal and regulatory expenses and other general expenses associated with the growth of the Company from an exploration stage company to one with two producing properties. The Company recognized $1.9 million in business acquisition costs from the purchase on the Midas mine and mill from Newmont, a $0.6 million gain on the fair value of a derivative related to a gold supply agreement and $1.5 million in finance charges principally related to financing agreements entered into for the acquisition of the Midas mine and mill.

The Midas Project
After entering into a stock purchase agreement in December 2013 with Newmont Midas Holdings Limited, a wholly-owned subsidiary of Newmont USA Limited, Klondex Holdings USA Inc., a whollyowned subsidiary of the Company, acquired the Midas mine and mill on February 11, 2014. The purchase price of the acquisition was approximately US$55 million in cash and the issuance by the Company to Newmont USA of 5 million warrants to purchase common shares of Klondex at an exercise price of $2.15, with a 15-year term, which are subject to acceleration in certain circumstances. The Company was also required to deposit approximately $28 million for reclamation bonds to replace Newmont USA’s surety arrangements with Nevada and federal regulatory authorities. In addition, the Company paid approximately US$3 million for a mining tax which was associated with the acquired company.

The acquisition was funded by a three-part financing consisting of a $42.6 million subscription receipt equity financing, a $25 million debt financing and a US$35 million gold purchase agreement and royalty from Franco-Nevada Corporation. The 2.5% royalty to Franco-Nevada will begin in 2019, after the gold under the gold purchase agreement is delivered.

Midas Mine
Mineral and waste development at Midas totaled 334 m (1,098 ft) and 268 m (880 ft), respectively, in the first quarter of 2014. The Company extracted a total of 16,145 tons of mineralized material containing 1,945 ozs Au and 182,622 ozs Ag in the quarter.

Midas Mill
The Company’s Midas mill started operations on February 19, 2014. During the last five weeks of the quarter, the mill processed 13,961 tons of Midas material containing 1,726 ozs Au and 157,918 ozs Ag, and 7,766 tons of Fire Creek material containing 10,027 ozs Au and 10,027 ozs Ag.

Suite 304, 595 Howe Street, Vancouver, BC V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

Gold and silver recoveries achieved for the quarter were 94.5% and 94.3%, respectively. Total metal recovered from both the Fire Creek and Midas operations was 13,545 ozs Au and 158,372 ozs Ag, for a total of 16,052 ozs AuEq (63 ounces of silver :1 ounce of gold).

Subsequent to the quarter, Klondex signed a toll milling agreement with French Gulch Mining Corporation to process gravity concentrates from the Washington Mine in California. The Company is currently in discussions with other groups for additional toll milling agreements.

Permitting
Required production permits at Midas have been maintained since operations began in 1998. Klondex has begun to assess the options for permitting a new tailings impoundment or expanding the current tailings.

Exploration
The Company has initiated exploration drilling and underground mining in the 7-4640 South area of the Midas Mine. The Company began an underground exploration drilling program at Midas, in March of 2014, to develop the southern portion of the eastern veins. A total of 3,702 m (12,179 ft) of underground drilling was completed during the first quarter, with assays expected in the second quarter 2014.

Fire Creek Project
The Company continues to transition the Fire Creek Exploration Project into a fully-permitted operation in 2015. Subsequent to the quarter, Klondex announced the results of an independent Preliminary Economic Assessment (“PEA”) for its wholly-owned Fire Creek project (“Fire Creek” or the “Project”) near Elko, Nevada, including expected all-in sustaining cash costs of $636/oz Gold (see press release dated April 29, 2014).

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Operations
The current bulk sampling program is expected to continue throughout 2014, to evaluate mining methods and the metallurgical characteristics of the Fire Creek material. Mineral and waste development at the Fire Creek Project totaled 139 m (457 ft) and 189 m (621 ft), respectively in the first quarter of 2014. A total of 66 m (218 ft) and 73 m (239 ft) of mineral development was completed on the Joyce Vein and Vonnie Vein, respectively, in the quarter. The Company extracted a total of 6,225 tons of mineralized material, containing 6,244 ozs Au and 7,393 ozs Ag in the quarter.

Subsequent to the quarter, Klondex announced that it began initial drifting at Fire Creek Project on the newly discovered Karen Vein, located 45.7 m (150 ft) west of the main decline, parallel to the Joyce Vein and Vonnie Vein. As of May 5, 2014, 25 m (82 ft) of exploration development had been completed along strike of the Karen Vein. The weighted average grade of samples from the Karen Vein was 74.9 g/t (2.18 opt) Au with an average width of 0.5 m (1.5 ft) (May 5, 2014).

Permitting
Currently, Klondex is operating Fire Creek under a small scale mining permit which allows for the extraction of up to 120,000 tons of mineralized material over a three year period. During the quarter, full-production baseline investigations and data collection continued.

Suite 304, 595 Howe Street, Vancouver, BC V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

The Rapid Infiltration Basins are expected to be permitted and constructed during Q2 2014. The completion of the RIB will mark the final construction project at Fire Creek.

Exploration
The Company continued underground infill drilling during the first quarter of 2014, testing the continuity and extent of the Joyce Vein and Vonnie Vein. In addition, underground drilling to test the West Zone was completed from existing infrastructure. Assays were announced May 5, 2014. A total of 2,788 m (9,171 ft) of underground drilling was conducted in the first quarter.

The Fire Creek project continues to indicate the potential for exploration upside, with exploration totaling only 7% of the total land position. Klondex plans to fund a $5 million infill and exploration drilling program with cash from operations.

Conference Call
Klondex will host a conference call on Wednesday May 14, 2014 at 10:30 am EST with representatives from senior management, to discuss the results of the quarter and the recent Fire Creek preliminary economic assessment.

Dial in numbers are as follows:
Canada and US: 1-800-319-7310
Toronto and International: +1-416-915-3227
Passcode: 42231#

Non-IFRS Measures

The Company has included a non-IFRS measure for “Production costs per gold equivalent ounce” in this management’s discussion and analysis, dated May 12, 2014, related to its financial statements which are presented in accordance with IFRS. Management believes that this measure provides investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have a standardized meaning prescribed under IFRS. Therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following table provides a reconciliation of production per the financial statements to cash cost per gold ounce sold:

Three months ended	March 31, 2104
Production costs	$1,675,071
Gold equivalent ounces	1,849
Production costs per gold equivalent ounce	$906

Qualified Person
The technical information contained in this press release has been reviewed and approved by Mark Odell (Nevada PE 13708 and SME 2402150) for the purposes of National Instrument 43-101. Mr. Odell is considered an Independent Qualified Person as defined by Canadian National Instrument 43- 101.

Suite 304, 595 Howe Street, Vancouver, BC V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex Mines is focused on becoming a leading integrated gold producer. It is focused on the production, development and exploration of its high quality gold and silver projects, including its central 1200 tpd mill in North Central Nevada. The Company is operating an ongoing bulk sampling program at Fire Creek, and is producing gold and silver on an ongoing basis from the Midas Project, located ~100 miles north of Fire Creek.

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Tullis,
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Midas mine was made by prior owners of the mine, prior to the completion of the acquisition of the Midas mine by Klondex. To the knowledge of Klondex, this production decision was not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101 but was based on internal studies conducted by the prior owner of the mine. Klondex has no reason to believe that the data on which such studies were based or that the results of such studies are unreliable. However, readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about current expectations on the timing and success of exploration sampling activities, the timing and success of the bulk sampling program at the Fire Creek Project, the final mine design and timing of receipt of the determination for full production at the Fire Creek Project, the timing and success of mining operations, the capacity of the Midas mill and processing of mineralized material at the mill, the expansion of the tailings capacity at Midas. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com